UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 001-33429

ACORN INTERNATIONAL, INC.

(Registrant’s name)

5/F, YueShang Plaza, 1 South Wuning Road, Shanghai 200040, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBITS

Exhibit 99.1 -	Press Release dated February 18, 2020

Exhibit 99.2 -	Letter dated February 14, 2020 Regarding Change in Terms of the Preliminary Non-Binding Proposal Letter to Acquire the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2020

ACORN INTERNATIONAL, INC

By:	/s/ Jacob Alexander Fisch
Name: Jacob Alexander Fisch
Title: Chief Executive officer